SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

China Yuchai International Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G21082105
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut 06836-2571,
Tel:  (203) 862-8000
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)
                               (Page 1 of 9 Pages)


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                         1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Cathay Investment Fund Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  4,600,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  4,600,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,600,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  13.0%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,221,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,221,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,221,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.46%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  5,821,200

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  5,821,200

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,821,200

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  16.47%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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         This statement is filed with respect to the shares of common stock (the
         "Common Stock") of China Yuchai International Limited (the "Issuer") beneficially owned by the Reporting Persons specified herein as of May 10, 1999 and amends and supplements the Schedule 13G dated February 13, 1995 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G, as previously amended, is unmodified.

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule  13G are:
         Cathay Investment Fund Limited, a Cayman Islands corporation ("Cathay"), Paloma Partners L.L.C., a Delaware limited liability company ("Paloma") and S. Donald Sussman (together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Cathay is c/o MeesPierson (Cayman) Limited, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands. The principal business address for Paloma and Mr. Sussman is 2 American Lane, Greenwich, Connecticut 06836-2571.

Item 2(c).        Citizenship:

         Cathay is a Cayman Islands corporation, Paloma is a Delaware limited liability company and Mr. Sussman is a citizen of the United States.

Item 2(d).        Title of Class of Securities

         Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number: G21082105

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)   [  ]   An   investment   adviser   in   accordance   with   Rule
13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own an aggregate of 5,821,200 shares of Common Stock

          (b)      Percent of class:

                   Cathay's aggregate beneficial ownership of 4,600,000 shares of Common Stock constitutes 13.0% of all of the outstanding shares of Common Stock. Paloma's aggregate beneficial ownership of 1,221,200 shares of Common Stock constitutes 3.46% of all of the outstanding shares of Common Stock. Mr. Sussman's aggregate beneficial ownership of 5,821,200 shares of Common Stock constitutes 16.47% of all of the outstanding shares of Common Stock.

                   Together, the Reporting Persons have beneficial ownership of 16.47% of all of the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Cathay has the sole power to vote or direct the vote of 4,600,000 shares of Common Stock. Paloma has the sole power to vote or direct the vote of 1,221,200 shares of Common Stock. Mr. Sussman has the sole power to vote or direct the vote of 5,821,200 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Not applicable.

                   (iii) Sole power to dispose or to direct the disposition of

                        Cathay has the sole power to dispose or direct the disposition of 4,600,000 shares of Common Stock. Paloma has the sole power to dispose or direct the disposition of 1,221,200 shares of Common Stock. Mr. Sussman has the sole power to dispose or direct the disposition of 5,821,200 shares of Common Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                        Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Paloma owns 951,400 of its shares of Common Stock through its subsidiary Golden Mountain Partners L.L.C., a Delaware limited liability company, and owns 269,800 of its shares of Common Stock through its subsidiary Sunrise Partners L.L.C., a Delaware limited liability company.

Item 8.   Identification and Classification of Members of the Group.

          Cathay Investment Fund Limited
          Paloma Partners L.L.C.
          S. Donald Sussman

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:             May 10, 1999


                   CATHAY INVESTMENT FUND LIMITED


                        By: /s/ Paul Wolansky
                                    Paul Wolansky,
                                    Director

                   PALOMA PARTNERS L.L.C.

                   By:  Paloma Partners Company L.L.C.
                        Managing Member


                        By: /s/ Michael J. Berner
                                    Michael J. Berner,
                                    Vice President


                              /s/ S. Donald Sussman
                                S. Donald Sussman

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of China Yuchai International Limited dated May 10, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:             May 10, 1999

                   CATHAY INVESTMENT FUND LIMITED


                        By: /s/ Paul Wolansky
                                    Paul Wolansky,
                                    Director

                   PALOMA PARTNERS L.L.C.

                   By:  Paloma Partners Company L.L.C.
                        Managing Member


                        By: /s/ Michael J. Berner
                                    Michael J. Berner,
                                    Vice President


                              /s/ S. Donald Sussman
                                S. Donald Sussman